FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of May 2001

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F        X                                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       X                                No

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 30, 2001	SUN INTERNATIONAL HOTELS LIMITED
By: /s/Charles D. Adamo
Name: Charles D. Adamo
Title: Executive Vice President
Corporate Development and General Counsel

EXHIBIT LIST

Exhibit	Description	Page No.
1.	Mailing to Shareholders on May 28, 2001 to report first quarter earnings	4

To Our Shareholders

I am pleased to announce that the Company reported net income for the quarter, before non-recurring items of $32.9 million, compared to earnings of $27.4 million in the same period last year. Earnings per share for the period, excluding non-recurring items, were $1.20 compared to pro-forma earnings for the sale of Resorts Atlantic City of $0.97 for the same period last year, an increase of 24%. Non-recurring items included pre-opening costs and the sale of real estate at the Company’s Paradise Island operation. The average number of shares outstanding during the quarter declined by 17% as a result of stock repurchases that were completed last year.

Including the non-recurring items referred to above, the Company generated earnings in the quarter of $33.2 million, compared to net income of $27.3 million for the same period last year.

The increase in recurring earnings for the quarter was due mainly to higher EBITDA contributions from Atlantis and Mohegan Sun and the elimination of losses from Resorts Atlantic City. Interest expense was higher in the quarter due to a reduction in capitalized interest arising from the completion of the Ocean Club and Ocean Club Golf Course development projects.

The Company’s flagship Paradise Island operations generated EBITDA of $50.8 million, a 6% increase over the $47.8 million that was achieved during the same period last year. The property’s resort operations performed very well during the quarter. Atlantis improved its occupancy levels by five percentage points, increasing from 85% last year to 90% for this quarter, while maintaining its average room rate at $284.

The expanded Ocean Club enjoyed a successful full first quarter of operations. The property has been expanded, through the addition of 40 new luxury rooms and 10 suites, bringing the room count to 107. The expansion also included the upgrading and addition of several public spaces, as well as a new beachfront restaurant, Dune, operated by well-known restaurateur Jean-Georges Vongerichten. Despite doubling the size of the hotel, the property achieved an average occupancy of 73%, compared to 74% last year, while the average room rate increased by 9% to $739.

The new Ocean Club Golf Course hosted the Michael Jordan Celebrity Classic in January 2001. Extensive publicity for the Company’s Paradise Island facilities was achieved by the televising of the tournament in the United States on the NBC network. The course was opened to resort guests immediately after the conclusion of the tournament.

The Mohegan Sun Casino continued to record growth in gross operating revenues over the same period last year. In terms of the Company’s agreements with Trading Cove Associates, the Company’s share of Trading Cove Associate’s net income from Mohegan Sun income was $7.0 million for the quarter compared to $4.6 million in the prior year. Trading Cove Associates receives payments of 5% of gross revenues of the Mohegan Sun with effect from January 1, 2000.

The property is currently on track with its budgeted $960 million expansion, which will include 115,000 additional square feet of gaming space, a 1,200-room luxury hotel, a 100,000-square foot convention center, a 10,000-seat events center and additional retail and restaurant facilities. It is anticipated that the new casino will open in October 2001 with the hotel opening in April 2002. The payments due to Trading Cove Associates will be based on gross revenues of the expanded Mohegan Sun complex.

During April 2001, the Company completed the sale of Resorts Casino Hotel to an affiliate of Colony Capital LLC for an adjusted purchase price of $144.5 million. At the closing, the Company received $127 million in cash and $17.5 million of Subordinated Notes. The Subordinated Notes have a maturity of seven years and bear interest at 12.5% per annum. The interest is payable 50% in cash and 50% in additional Subordinated Notes. The $127 million in cash was used to permanently reduce debt under the Company’s Bank Credit Agreement. In addition, Colony has a two-year option to acquire certain undeveloped real estate adjacent to the Resorts Casino Hotel for a purchase price of $40 million, which option can be extended for an additional two years under certain circumstances.

Sol Kerzner
Chairman of the Board & Chief Executive Officer
May 15, 2001
Paradise Island, The Bahamas

Forward-Looking Statements
This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

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 Sun International Hotels Limited
 Consolidated Balance Sheets                                     March 31,         December 31,
 (Dollars in thousands)                                            2001                2000
--------------------------------------------------------------------------------------------------
                                                               (Unaudited)
                           Assets
 Current assets:
      Cash and cash equivalents                                      $ 43,843            $ 22,497
      Restricted cash                                                   2,962               1,651
      Trade receivables, net                                           44,753              40,612
      Due from affiliates                                              24,165              34,140
      Inventories                                                      11,401              10,417
      Prepaid expenses                                                 11,143               9,849
      Net assets held for sale                                        138,350             138,350
                                                             -----------------   -----------------
        Total current assets                                          276,617             257,516

      Property and equipment, net                                   1,155,404           1,155,509
      Due from affiliates-non current                                  11,138               5,069
      Deferred charges and other assets                                13,082              13,120
      Investment in associated company and joint venture               31,401              29,577
                                                             -----------------   -----------------
        Total assets                                              $ 1,487,642         $ 1,460,791
                                                             =================   =================

            Liabilities and Shareholders' Equity
 Current liabilities:
      Current maturities of long-term debt                              $ 236               $ 230
      Accounts payable and accrued liabilities                        133,980             136,872
      Capital creditors                                                 7,000              12,954
                                                             -----------------   -----------------
        Total current liabilities                                     141,216             150,056

 Long-term debt, net of current maturities                            671,376             668,908
                                                             -----------------   -----------------
       Total liabilities                                              812,592             818,964
                                                             -----------------   -----------------

 Shareholders' equity                                                 675,050             641,827
                                                             -----------------   -----------------
       Total liabilities and shareholders' equity                 $ 1,487,642         $ 1,460,791
                                                             =================   =================

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 Sun International Hotels Limited                           For the Three Months
 Consolidated Statements of Operations                       Ended March 31,
                                                       ----------------------------------
 (Dollars in thousands, except per share data)              2001            2000
-----------------------------------------------------------------------------------------
                                                                  (Unaudited)
 Revenues:
     Casino and resort revenues                            $ 151,793        $200,872
     Less: promotional allowances                             (8,801)        (15,078)
                                                        --------------  --------------
                                                             142,992         185,794
     Tour operations                                          10,626           8,621
     Management and other fees                                10,116           7,749
     Real estate related                                       4,864               -
     Other                                                       771             729
                                                        --------------  --------------
                                                             169,369         202,893
                                                        --------------  --------------
 Expenses:
     Casino and resort expenses                               71,936         112,158
     Tour operations                                           9,398           7,969
     Selling, general and administrative                      21,727          25,405
     Real estate related                                       1,266               -
     Corporate expenses                                        5,992           5,794
     Depreciation and amortization                            11,505          14,355
     Pre-opening expenses                                      3,257              31
                                                       --------------  --------------
                                                             125,081         165,712
                                                       --------------  --------------
 Operating income                                             44,288          37,181
 Other income and expenses:
     Interest income                                           2,749             841
     Interest expense, net of capitalization                 (14,210)        (11,476)
     Equity earnings of affiliates                             1,823           1,145
                                                       --------------  --------------
 Income before income taxes                                   34,650          27,691
 Provision for income taxes                                   (1,427)           (354)
                                                       --------------  --------------
 Net income                                                 $ 33,223        $ 27,337
                                                       ==============  ==============

 Diluted earnings per share                                   $ 1.21          $ 0.83
 Weighted average number of shares outstanding                27,410          33,080

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 Sun International Hotels Limited
 Consolidated Statements of Cash Flows                               For the Three Months Ended
 (Dollars in thousands)                                                       March 31,
                                                               --------------------------------------
                                                                         2001                2000
-----------------------------------------------------------------------------------------------------
                                                                                   (Unaudited)
 Cashflows from operating activities:
   Reconciliation of net income to net cash
    provided by operating activities:
       Net income                                                     $ 33,223            $ 27,337
       Depreciation and amortization                                    11,505              14,355
       Amortization of debt issuance costs and
         discount                                                          775                 769
       Provision for doubtful receivables                                1,606               1,555
       Provision for discount on CRDA obligations, net                       -                 215
       Reclass of property, plant and equipment to land
         held for sale                                                   1,016                   -
       Net change in working capital accounts                           (1,360)              2,116
       Net change in deferred charges                                     (845)             (1,015)
       Equity earnings from affiliates, net                             (1,824)             (1,145)
                                                             ------------------  ------------------
         Net cash provided by operating activities                      44,096              44,187
                                                             ------------------  ------------------

 Cashflows from investing activities:
     Payments for major capital projects, including
      hurricane repair expenditures                                   (14,065)             (42,619)
     Other operating capital expenditures                              (4,185)              (4,873)
     Proceeds received from insurance company                               -               30,365
     Advances to joint venture                                         (5,750)                   -
     Other                                                                118                 (887)
                                                            ------------------  -------------------
         Net cash used in investing activities                        (23,882)             (18,014)
                                                            ------------------  -------------------

Cashflows from financing activities:
     Proceeds from issuance of debt                                    18,500               18,000
     Repayment of debt                                                (16,057)             (30,581)
     Proceeds from exercise of stock options                                -                   10
                                                            ------------------  -------------------
        Net cash provided by (used in) financing activities             2,443              (12,571)
                                                            ------------------  -------------------

Net increase in cash and cash equivalents                              22,657               13,602
Cash and cash equivalents at beginning of period                       24,148               40,210
                                                            ------------------  -------------------
Cash and cash equivalents at end of period                           $ 46,805             $ 53,812
                                                            ==================  ===================